SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                            Oak Hill Financial, Inc.
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                   671337 10 3
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
Page -2-




1.   Names of Reporting Person:

     D. Bruce Knox

     S.S. or I.R.S. Identification No. of Above Individual (optional): N/A

2.   Check the Appropriate Box if a Member of a Group:

                  (a)      [_]
                  (b)      [_]

3.   SEC Use Only

4.   Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power:                                            284,820

6.   Shared Voting Power:                                           53,559

7.   Sole Dispositive Power:                                       285,754

8.   Shared Dispositive Power:                                      53,559

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 339,313*

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                  [_]

11.  Percent of Class Represented by Amount in Row (9): 6.1%

12.  Type of Reporting Person: IN

*Includes 242,262 shares held in trust for which Mr. Knox is the trustee and a beneficiary. Also includes 934 shares in Mr. Knox's 401(k) plan account over which Mr. Knox has sole dispositive power but not sole or shared voting power.

CUSIP No.
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Item 1.

     (a)  Name of Issuer - Oak Hill Financial, Inc.
     (b)   Address of Issuer's Principal Executive Offices:
          14621 SR 93, PO Box 688
          Jackson, Ohio  45640
Item 2.

     (a)  Name of Person Filing D. Bruce Knox

     (b)  Address 14621 SR 93, PO Box 688, Jackson, Ohio 45640

     (c)  Citizenship
          United States of America

     (d)  Title of Class of Securities
          Common Stock, without par value

     (e)  CUSIP Number
          671337 10 3

Item 3.   Not Applicable

Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 339,313

     (b)  Percent of class: 6.1%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:                284,820
          (ii)  Shared power to vote or to direct the vote:               53,559
          (iii) Sole power to dispose or to direct the disposition of:   285,754
          (iv)  Shared power to dispose or to direct the disposition of:  53,559

CUSIP No.
Page -4-






Item 5.   Ownership of Five Percent or Less of a Class
          N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person
          N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          N/A

Item 8.   Identification and Classification of Members of the Group
          N/A

Item 9.   Notice of Dissolution of Group
          N/A

Item 10.  Certification
          Because this statement is filed pursuant to Rule 13d-1(c), the following certification is included:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 14, 2005
                                        ----------------------------------------
                                                          Date

                                                    /s/D. Bruce Knox
                                        ----------------------------------------
                                                        Signature

                                        D. Bruce Knox, Chief Information Officer
                                        ----------------------------------------
                                                       Name/Title